FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated August 6, 2007.

Exhibit 1

DRYSHIPS  INC. ANNOUNCES AGREEMENTS TO PURCHASE EIGHT DRYBULK VESSELS

August 6, 2007 Athens, Greece, DryShips, Inc., (NASDAQ:DRYS), a global provider of marine transportation services for drybulk cargoes, today announced that it has entered into agreements with unaffiliated third parties to acquire:

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One 2003 built, 51,201 dwt Supramax bulk carrier, scheduled to be delivered in the third quarter of 2007. Upon delivery to DryShips, the vessel will commence a bareboat charter back to the seller for a period of between 13 and 15 months at a daily bareboat charter rate of $27,000.

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One 2002 built, 74,204 dwt Panamax bulk carrier scheduled to be delivered in the fourth quarter of 2007.

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One 2004 built, 76,500 dwt Panamax bulk carrier scheduled to be delivered in the first quarter of 2008.

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Three 180,000 dwt Capesize bulk carriers under construction in S. Korea for delivery in the second and fourth quarters of 2009 and the first quarter of 2010, respectively.

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Two 82,000 dwt Kamsarmax bulk carriers under construction in China for delivery in the first half of 2010.

The aggregate purchase price of the vessels is approximately $620 million. The Company intends to finance the acquisition of the vessels mainly through operating cash and additional borrowings.

Mr. George Economou, Chairman and CEO of DryShips Inc., commented: “We are pleased to expand our fleet at a time when there is robust demand for dry bulk shipping and freight rates are at such attractive levels. With the latest acquisitions, we reaffirm our commitment to maintain a leadership position in dry bulk shipping through accretive transactions, and our focus on enhancing our earnings while creating shareholder value both in the short and long term”.

About DryShips

DryShips Inc. is an international provider of drybulk cargo marine transportation services.  Headquartered in Athens, Greece, DryShips currently owns and operates a fleet of 35 drybulk carriers comprising 5 Capesize, 27 Panamax, 1 Handymax and 2 newbuilding Panamax vessels, with a combined deadweight tonnage of approximately 3 million tons.

DryShips Inc.'s common stock is listed on NASDAQ Global Market where it trades under the symbol "DRYS".

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc., with the U.S. Securities and Exchange Commission.

Visit our website at www.dryships.com

 Email: management@dryships.com

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. ,New York
Tel. 212-661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

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(Registrant)

Dated: August 6, 2007

By: /s/ George Economou

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George Economou

Chief Executive Officer